January 6, 2012

Mr. Terence O’Brien

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

100 F Street, N.E.

Washington, D.C. 20549

Re:	Fortress Investment Group LLC (the “Company”)
Form 10-K for the fiscal year ended December 31, 2010
Filed March 1, 2011
Response dated December 16, 2011
File No. 1-33294

Dear Mr. O’Brien:

We have received the letter dated December 21, 2011, from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) with respect to its review of the Company’s Form 10-K for the fiscal year ended December 31, 2010 (the “Form 10-K”).

For reference purposes, the text of each of the Staff’s numbered comments has been provided herein in bold. Our responses follow the Staff’s numbered comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations. page 40

Results of Operations, page 48

1.	We note your response to comment 1 in our letter dated December 6, 2011. While we understand your concern about providing investors with information overload, we believe that a discussion and analysis of the material components impacting the changes in AUM for each period presented is relevant and material information for investors’ understanding of the specific reasons for changes in management fees and realized and unrealized gains and losses. It is unclear how the current line item descriptions in the rollforward and their related footnotes represent sufficient investor information. While no additional analysis may be necessary for certain line items, such as the SPV distributions and RCA distributions, other line items, such as income (loss) and foreign exchange, need further analysis beyond the footnote statement, “[r]epresents the

Mr. Terence O’Brien

Securities and Exchange Commission

January 6, 2012

change in fee-paying NAV resulting from realized and unrealized changes in the reported value of the fund.” The discussion and analysis should be sufficient for investors to understand the material items impacting the line item as seen through the eyes of management. Specifically, if a specific investment in a specific fund was a material contributor to the change in the line item, specific identification and discussion of that investment would be warranted. As previously requested, please provide a discussion and analysis of the changes in your AUM for each period presented in future filings for all material contributing factor to the corresponding line items. Please refer to Item 303(A)(3)(i) of Regulation S-K, Instruction 1 of Item 303(A) of Regulation S-K, and Section 501.12 of the Financial Reporting Codification for guidance.

        Response

We respectfully inform the Staff that the AUM rollforward is primarily useful in analyzing the Company’s ability to generate management fees. In this regard, we believe that our existing disclosures represent sufficient investor information for the reasons described below. Furthermore, we respectfully inform the Staff that information regarding the impact of specific fund investments on AUM is not included in either the AUM rollforward provided in our filings or in management’s internal reports. We note that incentive income can be analyzed based on the table in Note 3 to our consolidated financial statements, and our investments in our funds, and related gains and losses, can be analyzed based on the information in Note 4 to our consolidated financial statements. In future filings, we will add a cross-reference to such Notes in the footnotes to the AUM rollforward.

        Hedge Funds (and Logan Circle Partners, L.P.)

1)	These funds receive capital from investors and pay capital redemptions based on (i) the underlying motivations of the investors, into which we have no visibility, and (ii) the terms of the fund documents, which are established upon fund formation and are fairly consistent across each hedge fund segment. Capital is not received or paid based on the acquisition or realization of specific investments. In addition, as mentioned in our prior response, funds within a segment generally have similar fee profiles. Further, net changes in AUM by fund can be evaluated using the AUM disclosures provided on the fund performance table. Therefore, additional details on capital flows within specific funds, other than the raising of new funds, would not provide meaningful information to investors. New funds are disclosed when raised on the fund performance table which immediately follows the AUM rollforward and which presents AUM for every fund.

Mr. Terence O’Brien

Securities and Exchange Commission

January 6, 2012

2)	The income or loss from these funds represents their net performance results. Within each segment, these funds have overlapping investment strategies (as described in the Business section of our filings) and each fund has numerous investments. The fund performance table provides a meaningful understanding of the performance of each of our funds and we disclose additional details on the performance of each of our funds, including capital invested, distributions, net asset value and proximity to achieving incentive income hurdles, in Note 3 to our consolidated financial statements. We believe that further information regarding the performance of these funds would not provide meaningful information to investors.

3)	As mentioned in our prior response, activity within specific funds may vary greatly due to fund (or investor) specific events, whereas activity at a segment level is more indicative of actual trends. Furthermore, the activity within any given fund generally has an immaterial impact on the Company.

        Private Equity Funds and Credit PE Funds

1)	These funds are similar to hedge funds, with two significant exceptions:

Capital is (i) committed upon fund formation, but drawn as investments are made within the fund, and (ii) distributed back to investors upon the realization of fund investments, and not subject to investor redemption.

Investments within traditional private equity funds, but not credit PE funds, tend to be larger and represent a more significant portion of fund capital.

2)	The reasoning described above for hedge funds also applies to private equity and credit PE funds, with the exception that in traditional private equity funds (our Private Equity segment), capital calls, capital distributions, and, to an extent, performance can be identified to specific larger investments.

However, even though this identification can be made, we do not believe it would provide meaningful information to investors. Although these investments are larger, and may be significant to a particular fund’s operations, individual investments do not have a material impact on the Company’s management fees. We note that our largest underlying fund investment represents only approximately 5% of our AUM. As a result, a 10% change in its valuation would only impact the AUM rollforward by a maximum of 0.5%. Therefore, a discussion of the investments underlying the changes in our private equity segment AUM would not provide material information to investors. If, in the future, information regarding a single investment becomes material to the information provided in the table, we will disclose further information about such investment’s impact on the table in future filings.

Mr. Terence O’Brien

Securities and Exchange Commission

January 6, 2012

2.	We note your response to comment 4 in our letter dated December 6, 2011. Since we note from your response that Fund V and Fund V Coinvestment’s returns were not negative, it remains unclear what your disclosure is referring to. Please explain to us and revise your disclosure in future filings to clearly explain what you meant by your statement, “[i]n some cases, particularly Fund V, and Fund V Coinvestment, returns during these periods were significantly negative.”

        Response

We respectfully inform the Staff of the following facts, which we hope will serve to clarify both our disclosure and our prior response:

As stated in our prior response, and referred to in the footnote to the referenced table, we do not present returns for funds that are in their investment period. We note that during a fund’s investment period, it has not yet completed its investing activities and the investments it has made have not yet matured. Returns during these periods are reflective of only a portion of the fund’s investments for a short period and are subject to large swings as investments mature and additional investments are made. As such, inclusion of these returns could be misleading to investors whether such returns are positive or negative. Therefore, we do not believe that presenting returns for funds during this period is helpful to investors.

During the periods prior to the first quarter of 2011, Fund V and Fund V Coinvestment were in their investment period. Therefore, their returns were not disclosed during these periods. As stated in our prior response, beginning with the Company’s Form 10-Q for the fiscal quarter ended March 31, 2011 (and in all subsequent periods), the returns for Fund V and Fund V Coinvestment have been disclosed since the funds’ investment period ended during the first fiscal quarter of 2011.

Consistent with the disclosure in our filings, Fund V and Fund V Coinvestment did, in fact, have significantly negative returns during periods prior to the first quarter of 2011.

As stated in our prior response, all of our funds under similar circumstances, including funds with significantly positive returns, were treated in the same manner with respect to this disclosure.

3.	We note the draft language you have provided in response to comment 5 in our letter dated December 6, 2011. We appreciate the additional disclosure you intend to include in future filings. Please further expand this disclosure to provide investors with more period-specific information.

Mr. Terence O’Brien

Securities and Exchange Commission

January 6, 2012

Your proposed disclosures indicate that discretionary bonuses are awarded based on performance. Please identify the performance measures you use to award discretionary bonuses and how specifically these measures resulted in the corresponding amount of discretionary bonuses to be awarded. For example, we note that the discretionary bonuses awarded for 2010 increased 47.5% over the 2009 award, whereas the 2009 award declined by 3.8% from the 2008 award, but there is no discussion as to why there was an increase/decrease between the periods presented.

For the profit-sharing awards, please include a more specific explanation of the percentage of incentive income employees are receiving, as it appears employees are receiving varying percentages of incentive income. For example, profit sharing awards from the private equity funds more than tripled for fiscal year 2010 as compared to fiscal year 2009. However, incentive income for the private equity funds increased by only 14% for fiscal year 2010 as compared to fiscal year 2009. Further, profit sharing awards from the liquid hedge funds increased 15.8% for fiscal year 2010 as compared to fiscal year 2009. However, incentive income for the liquid hedge funds more than tripled for fiscal year 2010 as compared to fiscal year 2009.

Please provide us with the revised draft disclosure you would have included in your 2010 Form 10-K to address this comment.

        Response

We respectfully inform the Staff that our discretionary bonuses are not based on any specific formulae or performance measures. In establishing our discretionary bonuses for a given year, we take into account numerous quantitative and qualitative factors including: the performance of the Company during the year, the performance of individual employees, and our ability to retain and motivate employees. The ability to retain and motivate employees is significantly impacted by the market level of compensation for similar employees. Furthermore, the maximum base salaries we provide are low relative to our industry, which tends to cause our discretionary bonuses to represent a larger percentage of total compensation for our employees on an aggregate basis. Therefore, although the payment of discretionary bonuses is completely optional and under the control of the Company, if a certain level of discretionary bonuses is not maintained, our ability to retain and motivate employees would be compromised. This has the effect of reducing the volatility of our discretionary bonuses in comparison to our performance.

With respect to the specific percentage changes in discretionary bonuses described above, we note that fund management distributable earnings decreased 42% from 2008 to 2009 and increased 196% from 2009 to 2010. While this is the

Mr. Terence O’Brien

Securities and Exchange Commission

January 6, 2012

most relevant factor in determining the directionality of the changes in discretionary bonuses, there is no performance measure that directly correlates to the percentage change in discretionary bonuses. One significant factor that moderated both the downward (in 2009) and upward (in 2010) percentage changes in discretionary bonuses as compared to the percentage changes in fund management distributable earnings was the necessity of maintaining a certain level of bonuses in 2009 in order to retain and motivate our employees.

We respectfully inform the Staff that private equity style profit-sharing awards are generally based on a percentage of fund incentive income. Using the information provided in Notes 8 and 11 to our consolidated financial statements, the following analysis can be performed:

	Year Ended December 31,
	2010	2009	2008
Private equity profit sharing as a percentage of private equity incentive income	35.6%	9.5%	24.3%
Credit PE profit sharing as a percentage of credit PE incentive income	52.9%	52.5%	Immaterial

Based on this analysis, we note that the profit-sharing percentages are fairly consistent across the periods, with the exception of the 2009 private equity percentage (as further described below).

We respectfully inform the Staff that hedge fund profit-sharing awards generally fall into three categories: a percentage of fund incentive income, a percentage of fund “net management fees” (management fees less related expenses), or a percentage of the incentive income generated by an individual trader (regardless of overall fund performance). Individual employees may have more than one type of award. Therefore, there is no general formula that can be applied to compute hedge fund profit-sharing expense.

We will modify our new disclosure, with changes from our prior response in bold, to be substantially similar to the following draft language.

Current and Future Compensation Expense

We seek to compensate our employees in a manner that aligns their compensation with the creation of long-term value for our shareholders. We aim to reward sustained financial and operational performance for all of our businesses and to motivate key employees to remain with the Company for long and productive careers. We must achieve our goals of alignment, motivation, and retention within the confines of current performance and liquidity. Aside from base salary, there are three significant components in our compensation structure.

Mr. Terence O’Brien

Securities and Exchange Commission

January 6, 2012

Discretionary bonuses are awarded annually based on performance and on our estimation of market compensation. We note that while the payment of discretionary bonuses is optional, it is important for us to maintain a certain level of discretionary bonuses, based on the level of market compensation, even in periods of weaker performance, in order to retain and motivate our employees.

Equity-based compensation awards, primarily RSUs, which are typically subject to service-based vesting conditions, are a key component of this compensation as they achieve all three goals. We set the level of our equity-based compensation each year based on performance (firm and individual) and our liquidity, as well as the number of shares available under our equity incentive plan and the dilutive impact they would have upon vesting.

In future periods, we will further recognize non-cash compensation expense on our non-vested equity-based awards outstanding as of December 31, 2010 of $435 million with a weighted average recognition period of 2.35 years. This does not include amounts related to the Principals Agreement, which is discussed below.

Profit-sharing compensation is awarded, generally upon fund formation and, in certain cases, subject to vesting, based on certain employees’ roles within the fund businesses, and serves to motivate these employees and align their interests with both fund and Fortress investors. Private equity and credit PE profit-sharing expense is generally based on a percentage of realized fund incentive income. Liquid and credit hedge fund profit-sharing expense may be based on a percentage of fund incentive income, a percentage of fund “net management fees” (management fees less related expenses), or a percentage of the incentive income generated by an individual trader (regardless of overall fund performance). The actual expense is based on actual performance within the funds and is detailed by segment in Note 8 to our consolidated financial statements contained herein. We note the following with respect to profit-sharing expense:

•

In 2008, we recorded a clawback reserve in our private equity segment for segment reporting purposes, and reversed a portion of the related GAAP profit-sharing expense which was no longer probable of being incurred (as described in Notes 8 and 11 to our consolidated financial statements). In 2009, we reversed a portion of this reserve for segment reporting purposes, but this reversal did not impact our analysis of GAAP profit-sharing expense. Therefore, GAAP private equity profit-sharing expense was a lower percentage of private equity segment incentive income in this year.

•

Within our hedge funds, profit-sharing expenses can vary greatly by fund, depending on the compensation packages negotiated with key traders / investment officers within these funds. Therefore, the overall profit-sharing percentage of a given hedge fund segment will vary from year to year depending on which funds and which employees generate the most profits within the segment.

Mr. Terence O’Brien

Securities and Exchange Commission

January 6, 2012

From time to time, senior management engages a compensation consultant to provide management with surveys to help us understand how the compensation we offer to our employees compares to the compensation our peers offer to their employees.

Consolidated Statements of Operations, page 84

4.	We note your response to comment 9 in our letter dated December 6, 2011. In future filings, please provide disclosure of your accounting policy regarding the gross presentation of expense reimbursements. In this regard, expense reimbursements are 15% of total revenues for fiscal year 2010.

        Response

We respectfully inform the Staff that we will provide the requested disclosure in future filings.

        4. Investments, page 104

5.	We note your responses to comments 13 and 14 in our letter dated December 6, 2011. Specifically, we note that there are three entities that comprise your investments in publicly traded companies under the equity method of accounting. We further note that while Newcastle and Eurocastle are separately presented in the summary table included on page 105, GAGFAH is not separately presented. Since GAGFAH appears to have a value greater than Newcastle and Eurocastle, it appears that in future filings you should also present your investment in GAGFAH separately from your investments in the private equity funds.

        Response

We respectfully inform the Staff that we will provide the requested disclosure in future filings.

6.	We note your response to comment 15 in our letter dated December 6, 2011. In future filings, please include a footnote to the summary of changes in your investments in equity method investees to provide investors with an explanation for the differences between the amounts reflected in the statements of cash flows and the footnote disclosure, including quantification of the reconciling items.

Mr. Terence O’Brien

Securities and Exchange Commission

January 6, 2012

        Response

We respectfully inform the Staff that we will provide the requested disclosure in future filings.

        7. Related Party Transactions and Interests in Consolidated Subsidiaries, page 115

7.	We note your response to comment 16 in our letter dated December 6, 2011. In addition to disclosing the amount of equity interest held by the principals, employees and other noncontrolling interest parties in the Fortress Operating Group, please also disclose the ownership percentage held by the noncontrolling interest holders in the Fortress Operating Group. Either here or within Note 1, please also disclose your ownership percentage in the Fortress Operating Group.

        Response

We respectfully inform the Staff that we will provide the requested disclosure in future filings.

        10. Commitments and Contingencies, page 126

8.	We note your response to comment 19 in our letter dated December 6, 2010. While we understand that you are unable to predict what the net asset values of your funds will be in the future, it remains unclear why there was not specific disclosure about the fund, FICO (2006), as it was in a negative equity position as of December 31, 2010. At a minimum, it would appear appropriate to provide investors with a cross reference to the net asset value disclosures provided in Note 3 and specific disclosure for any funds with negative net asset values. Please refer to ASC 450-20-50-3 – 50-8 for guidance.

        Response

We respectfully inform the Staff that we will provide the requested cross-reference in future filings, as well as specific disclosure with respect to any funds with negative net asset values.

We note that we did not make a specific disclosure with respect to FICO as of December 31, 2010 because a payable to the Company of $11.6 million was included in FICO’s negative net asset value of $9.0 million. Excluding this liability, FICO’s net asset value at December 31, 2010 was positive. Therefore, no general partner liability needed to be recorded.

Mr. Terence O’Brien

Securities and Exchange Commission

January 6, 2012

We note that, separately, the Company has fully reserved this receivable from FICO, as disclosed in Note 7 to our consolidated financial statements.

In connection with our response to the Staff’s comments, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional questions or comments, please contact me at 212-798-6081.

Sincerely,

/s/ Daniel N. Bass

Daniel N. Bass
Chief Financial Officer